FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

EXHIBIT INDEX
The following is a list of Exhibits included as part of this Report on Form 6-K:

1.	Notice of Annual and Special Meeting of Shareholders
2.	Management Information Circular
3.	Form of Proxy
4.	Supplemental Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   April 3, 2007

GOLDCORP INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (the “Company”) will be held at the Hyatt Regency Hotel, Rooms C and D, 655 Burrard Street, Vancouver, British Columbia, V6C 2R7 on Wednesday, May 2, 2007 at 2:00 p.m. (Pacific time), for the following purposes:
(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditors thereon;

(b)	To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing and empowering the directors to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular;

(c)	To elect directors of the Company for the ensuing year;

(d)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the Company’s 2005 stock option plan, as more particularly described in the accompanying management information circular; and

(f)	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a management information circular, a form of proxy, a request form and the audited consolidated financial statements of the Company for the financial year ended December 31, 2006.
Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.
The board of directors of the Company has by resolution fixed the close of business on March 26, 2007 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of the Meeting and any adjournment thereof.
The board of directors of the Company has by resolution fixed 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.
DATED at Vancouver, British Columbia this 26th day of March, 2007.

By Order of the Board of Directors

/s/ Ian Telfer
Ian Telfer
Chairman of the Board

GOLDCORP INC.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.
The board of directors of the Company (the “Board”) has fixed the close of business on March 26, 2007 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 2:00 p.m. (Pacific time) on April 30, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
Unless otherwise stated, the information contained in this management information circular is as of March 26, 2007. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of $0.8581.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 2:00 p.m. (Pacific time) on April 30, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2, Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M5A 4K9.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 26, 2007, 703,827,707 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 26, 2007. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation
     The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the former President and Chief Executive Officer, (c) the Chief Financial Officer and Executive Vice President, (d) the former Chief Financial Officer and Executive Vice President, and (e) the other four most highly compensated “executive officers” during the financial year ended December 31, 2006 (the “Named Executive Officers”).
Summary Compensation Table (1)

		Annual Compensation					Long-Term Compensation
							Awards			Payouts
							Securities		Shares or
							Under		Units Subject
					Other Annual		Options		to Resale	LTIP	All Other
Name and		Salary		Bonus	Compensation (2)		Granted (3)		Restrictions	Payouts	Compensation
Principal Position	Year	($)		($)	($)		(#)		($)	($)	($)
C. Kevin McArthur	2006	107,262	(4)	700,000	Nil		Nil	(5)	Nil	Nil	Nil
President and Chief	2005	N/A		N/A	N/A		N/A		N/A	N/A	N/A
Executive Officer	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Ian W. Telfer Former President	2006	858,100		1,158,435	7,723		300,000		Nil	Nil	5,411	(15)
and Chief Executive	2005	643,275	(6)	857,700	7,076		1,400,000		Nil	Nil	7,719	(15)
Officer	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Lindsay A. Hall Chief Financial Officer and	2006	365,792	(7)	214,525	7,723		200,000		30,000 (8)	Nil	892	(15)
Executive Vice	2005	N/A		N/A	N/A		N/A		N/A	N/A	N/A
President	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Peter D. Barnes Former Chief Financial Officer	2006	85,810	(9)	Nil	7,723		Nil		Nil	Nil	1,254	(15)
and Executive Vice	2005	300,195	(10)	257,310	7,076		300,000		Nil	Nil	4,259	(15)
President	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Charles A. Jeannes Executive Vice President,	2006	64,358	(11)	Nil	Nil		Nil	(12)	Nil	Nil	1,414,026	(16)
Corporate	2005	N/A		N/A	N/A		N/A		N/A	N/A	N/A
Development	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Russell C. Barwick Former Chief Operating Officer	2006	483,958		Nil	Nil		Nil		Nil	Nil	1,563,277	(17)
and Executive Vice	2005	430,807		25,230	177,385		300,000		Nil	Nil	Nil
President	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Eduardo Luna	2006	475,000		150,000	102,860	(13)	Nil		Nil	Nil	45,521	(15)
Executive Vice	2005	440,000		214,425	61,577	(13)	300,000		Nil	Nil	Nil
President	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

Steve Reid	2006	214,525	(14)	171,620	7,723		250,000		Nil	Nil	685	(15)
Chief Operating	2005	N/A		N/A	N/A		N/A		N/A	N/A	N/A
Officer	2004	N/A		N/A	N/A		N/A		N/A	N/A	N/A

(1)	All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $0.8581 for 2006 and $0.8577 for 2005.

(2)	The aggregate value of other annual compensation for each Named Executive Officer, other than Eduardo Luna, does not exceed the lesser of $50,000 and 10% of his aggregate salary and bonus.

(3)	Options are exercisable for the purchase of Common Shares.

(4)	Mr. McArthur was appointed as President and Chief Executive Officer of the Company on November 15, 2006. This amount represents salary paid by the Company from November 15, 2006 to December 31, 2006.

(5)	Effective November 4, 2006, Mr. McArthur was issued an aggregate of 878,800 options to purchase Common Shares on conversion of options held to purchase common shares of Glamis Gold Ltd. (“Glamis”). See “Option Grants During the Financial Year Ended December 31, 2006” table below for details.

(6)	Mr. Telfer was appointed as President and Chief Executive Officer of the Company on February 24, 2005. This amount represents salary paid by Wheaton River Minerals Ltd. (“Wheaton”) from January 1, 2005 to April 30, 2005 and salary paid by the Company from May 1, 2005 to December 31, 2005.

(7)	Mr. Hall was appointed as Executive Vice President of the Company on March 3, 2006 and as Chief Financial Officer of the Company on April 19, 2006. This amount represents salary paid by the Company from March 3, 2006 to December 31, 2006.

(8)	Mr. Hall was granted 30,000 restricted share rights pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 7,500 on March 13, 2007, as to 7,500 on March 13, 2008 and as to 15,000 on March 13, 2009.

(9)	Mr. Barnes resigned as Chief Financial Officer and Executive Vice President of the Company on April 19, 2006. This amount represents salary paid by the Company from January 1, 2006 to April 19, 2006. In connection with his resignation, the Board allowed his outstanding options to purchase Common Shares to remain exercisable until December 31, 2006.

(10)	Mr. Barnes was appointed as Chief Financial Officer and Executive Vice President of the Company on March 15, 2005. This amount represents salary paid by Wheaton from January 1, 2005 to April 30, 2005 and salary paid by the Company from May 1, 2005 to December 31, 2005.

(11)	Mr. Jeannes was appointed as Executive Vice President, Corporate Development of the Company on November 15, 2006. This amount represents salary paid by the Company from November 15, 2006 to December 31, 2006.

(12)	Effective November 4, 2006, Mr. Jeannes was issued an aggregate of 839,930 options to purchase Common Shares on conversion of options held to purchase common shares of Glamis. See “Option Grants During the Financial Year Ended December 31, 2006” table below for details.

(13)	These amounts include pension plan contributions (see “Luismin Pension Plan” below for details), medical expenditures insurance, social security and retirement payments, and allowance for food, car and housing.

(14)	Mr. Reid was appointed as Executive Vice President, Canada and USA of the Company on May 15, 2006 and as Chief Operating Officer of the Company on January 1, 2007. This amount represents salary paid by the Company from May 15, 2006 to December 31, 2006.

(15)	These amounts represent life insurance premiums paid by the Company on behalf of the applicable Named Executive Officer.

(16)	This amount represents a severance payment payable in connection with the Company’s acquisition of Glamis.

(17)	This amount represents (a) life insurance premiums paid by the Company on behalf of Mr. Barwick ($2,283), and (b) a severance payment of A$1,980,000, payable as to A$1,780,000 on January 31, 2007, as to A$100,000 on July 31, 2007 and as to A$100,000 on January 31, 2008 ($1,560,994 based on an exchange rate of $1.00 equals A$1.2684).

Summary Compensation Table for Chief Executive Officer (1)
The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by the former President and Chief Executive Officer of the Company as well as the current President and Chief Executive Officer of the Company.

		Cash				Equity	Total Direct Compensation
		Annualized
Name and Principal		Base Salary		Bonus	Total	Stock Options
Position	Year	($)		($)	($)	($)	($)
Ian W. Telfer (2)	2006	858,100	(4)	1,158,435	2,016,535	2,223,555 (7)	4,240,090
Former President and Chief	2005	643,275	(5)	857,700	1,500,975	5,559,300 (8)	7,060,275
Executive Officer	2004	N/A		N/A	N/A	N/A	N/A

C. Kevin McArthur (3)	2006	107,262	(6)	700,000	807,262	Nil	807,262
President and Chief Executive	2005	N/A		N/A	N/A	N/A	N/A
Officer	2004	N/A		N/A	N/A	N/A	N/A

(1)	All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $0.8581 for 2006 and $0.8577 for 2005.

(2)	Mr. Telfer was appointed as Chief Executive Officer of the Company on February 24, 2005 and resigned as Chief Executive Officer of the Company on November 15, 2006.

(3)	Mr. McArthur was appointed as Chief Executive Officer of the Company on November 15, 2006.

(4)	Based on an annual base salary of C$1,000,000.

(5)	Based on an annual base salary of C$750,000. This amount represents salary paid by Wheaton from January 1, 2005 to April 30, 2005 and salary paid by the Company from May 1, 2005 to December 31, 2005.

(6)	Based on an annual base salary of C$1,000,000.

(7)	Represents the Black Scholes value of options to purchase 300,000 Common Shares granted on June 28, 2006 under the Company’s 2005 stock option plan (the “Stock Option Plan”) at an exercise price of C$30.95 per share. These options vest as to 100,000 on June 28, 2007, as to 100,000 on June 28, 2008 and as to 100,000 on June 28, 2009.

(8)	Represents the Black Scholes value of options to purchase 1,400,000 Common Shares granted on June 29, 2005 under the Stock Option Plan at an exercise price of C$19.23 per share. These options vest as to 333,334 on June 29, 2005 (the date of grant), as to 466,667 on June 29, 2006, as to 466,666 on June 29, 2007 and as to 133,333 on June 29, 2008.
The Company does not have any supplemental executive retirement plans.

Stock Options
The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the terms of the Stock Option Plan.
Option Grants During the Financial Year Ended December 31, 2006

				Market Value of
	Securities			Securities
	Under	Percent of Total		Underlying
	Options	Options Granted	Exercise or	Options on the
	Granted	to Employees in	Base Price	Date of Grant
Name	(#) (1)	Financial Year (2)	(C$/Security)	(C$/Security) (3)	Expiration Date
C. Kevin McArthur	Nil (4)	N/A	N/A	N/A	N/A

Ian W. Telfer	300,000	8.4%	30.95	30.95	June 28, 2016

Lindsay A. Hall	200,000	5.6%	30.55	30.55	March 13, 2016

Peter D. Barnes	Nil	N/A	N/A	N/A	N/A

Charles A. Jeannes	Nil (5)	N/A	N/A	N/A	N/A

Russell C. Barwick	Nil	N/A	N/A	N/A	N/A

Eduardo Luna	Nil	N/A	N/A	N/A	N/A

Steve Reid	250,000	7.0%	33.60	33.60	May 19, 2016

(1)	The class of securities underlying all stock options is Common Shares.

(2)	Based on the total number of options granted pursuant to the Stock Option Plan during the financial year ended December 31, 2006 of 3,559,750.

(3)	The exercise price of options is determined based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of grant in accordance with the terms of the Stock Option Plan.

(4)	Effective November 4, 2006, Mr. McArthur was issued the following options to purchase Common Shares on conversion of options held to purchase common shares of Glamis:

Securities Under Options Granted		Exercise Price	Expiration Date
304,200	(a)	C$7.75	November 6, 2007
338,000		C$13.38	December 2, 2008
50,700		C$12.52	February 16, 2010
169,000		C$10.45	May 26, 2010
16,900		C$18.82	February 27, 2011

(a)	All of these options were exercised during the financial year ended December 31, 2006. See “Aggregated Option Exercises During the Financial Year Ended December 31, 2006 and Year-End Option Values” table below.

(5)	Effective November 4, 2006, Mr. Jeannes was issued the following options to purchase Common Shares on conversion of options held to purchase common shares of Glamis:

Securities Under Options Granted		Exercise Price	Expiration Date
101,400	(b)	C$4.37	March 24, 2007
211,250		C$7.75	November 6, 2007
169,000		C$13.38	December 2, 2008
40,560		C$12.52	February 16, 2010
101,400		C$10.45	May 26, 2010
13,520		C$18.82	February 27, 2011
202,800		C$25.74	August 1, 2011

(b)	All of these options were exercised during the financial year ended December 31, 2006. See “Aggregated Option Exercises During the Financial Year Ended December 31, 2006 and Year-End Option Values” table below.
The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.
Aggregated Option Exercises During the Financial Year Ended December 31, 2006
and Year-End Option Values

					Value of Unexercised in-the
			Unexercised Options at		-money Options at December 31,
			December 31, 2006		2006(1)
	Securities	Aggregate
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	(C$)	(#)	(#)	(C$)	(C$)
C. Kevin McArthur (2)	304,200	7,531,992	574,600	Nil	11,783,694	Nil

Ian W. Telfer	575,000	14,878,250	1,425,001	899,999	23,672,764	8,975,986

Lindsay A. Hall	Nil	Nil	Nil	200,000	Nil	512,000

Peter D. Barnes	425,000	6,804,350	Nil	Nil	Nil	Nil

Charles A. Jeannes (3)	101,400	2,302,532	738,530	Nil	13,512,361	Nil

Russell C. Barwick	Nil	Nil	425,000	Nil	6,677,750	Nil

Eduardo Luna	274,584	5,531,927	100,000	133,333	1,388,000	1,850,662

Steve Reid	Nil	Nil	Nil	250,000	Nil	Nil

(1)	Calculated using the closing price of the Common Shares on the TSX on December 29, 2006 of C$33.11 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	All options exercised by Mr. McArthur during the financial year ended December 31, 2006 and all options held at December 31, 2006 by Mr. McArthur were converted from options held to purchase common shares of Glamis effective on November 4, 2006.

(3)	All options exercised by Mr. Jeannes during the financial year ended December 31, 2006 and all options held at December 31, 2006 by Mr. Jeannes were converted from options held to purchase common shares of Glamis effective on November 4, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts
The Company has entered into employment agreements with each of C. Kevin McArthur, Ian W. Telfer, Lindsay A. Hall, Charles A. Jeannes, Eduardo Luna and Steve Reid.
C. Kevin McArthur
Mr. McArthur’s employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous bonus year, to be paid if there is a change of control of the Company (a “Change of Control” as defined below) and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) certain events occur (“Triggering Events” as defined below) and he elects to terminate his employment.
Ian W. Telfer
Mr. Telfer’s employment agreement provides for a retiring allowance of three times his annual base salary if he is terminated for any reason by the Company prior to March 6, 2009, or a retiring allowance of C$6 million if he leaves the Company after a Change of Control prior to March 6, 2009, or for any reason after March 6, 2009.
Lindsay A. Hall
Mr. Hall’s employment agreement provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if there is a Change of Control and either (i) Mr. Hall elects in writing to terminate his employment within 120 days from the date of such Change of Control, or (ii) within six months of such Change of Control Mr. Hall elects to terminate his employment as a result of certain events occurring, including a material decrease in any of Mr. Hall’s duties, powers, rights, discretion, salary or benefits or a change in location of Mr. Hall’s principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.
Charles A. Jeannes
Mr. Jeannes’ employment agreement provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment.
Eduardo Luna
Mr. Luna’s employment agreement provides for a severance payment of three years’ salary to be paid if there is a Change of Control (such Change of Control not to include (c) from the definition of Change of Control below) and Mr. Luna elects in writing to terminate his employment within 120 days from the date of such Change of Control.
Steve Reid
Mr. Reid’s employment agreement provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment.

“Change of Control”
A “Change of Control” is generally defined in the employment agreements as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.
“Triggering Events”
“Triggering Events” include (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company.
Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company or any of its subsidiaries, from a change of control of the Company or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.
Luismin Pension Plan
Luismin, S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of the Company, maintains a non-contributory defined benefit pension plan (the “Luismin Pension Plan”) pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Luismin Pension Plan, the amount of an individual’s pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Luismin Pension Plan is 65.
The following table sets forth the total annual retirement benefits payable under the Luismin Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

Remuneration	Years of Service
($)	15	20	25	30	35
125,000	22,349	27,932	33,514	44,707	44,707
150,000	27,825	34,775	41,726	56,452	56,452
175,000	33,299	41,618	49,937	68,199	68,199
200,000	38,773	48,461	58,150	79,945	79,945
225,000	44,248	55,305	66,361	91,691	91,691
250,000	49,723	62,148	74,573	103,438	103,438
300,000	60,672	75,835	90,997	126,929	126,929
400,000	82,570	103,208	123,844	176,915	173,915
500,000	104,469	130,581	156,692	220,899	220,899
The above table is applicable to Mr. Luna who has 17.6 years of service with Luismin as at December 31, 2006.
Other than the Luismin Pension Plan, neither the Company nor any of its subsidiaries have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation and years of service.

Compensation of Directors
Standard Compensation Arrangements
The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Company receives (i) an annual retainer fee of $35,000, paid $8,750 quarterly, (ii) 3,500 restricted share rights (“Restricted Share Rights”) on an annual basis under the Company’s restricted share plan (the “Restricted Share Plan”) generally granted in June with restricted periods expiring as to one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant, (iii) meeting fees of $1,500 per day for each Board or committee of the Board meeting attended, and (iv) reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings, including $1,500 per day of travel. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.
For the financial year ended December 31, 2006, in lieu of the $35,000 annual retainer, (a) the Vice Chairman of the Board and Lead Director (currently, Douglas Holtby, who was the Chairman of the Board until November 14, 2006) received an annual retainer fee of $200,000, and (b) the Chairman of the Board (currently, Ian Telfer, who was the President and Chief Executive Officer of the Company until November 14, 2006) received his salary of C$1,000,000, pending a determination by the Compensation Committee regarding the appropriate compensation for the new Chairman of the Board and Vice Chairman of the Board and Lead Director. Effective January 1, 2007, in lieu of the $35,000 annual retainer, the Vice Chairman of the Board and Lead Director will receive an annual retainer fee of $200,000, paid $50,000 quarterly, and the Chairman of the Board will receive an annual retainer fee of C$750,000, paid C$62,500 monthly.
The Chair of the Audit Committee (currently, Beverley Briscoe) receives an additional retainer of $15,000 per year. The Chair of the Compensation Committee (currently, A. Dan Rovig), the Chair of the Governance and Nominating Committee (currently, Douglas Holtby) and the Chair of the Sustainability, Environment, Health and Safety Committee (currently, Lawrence Bell) each receive an additional retainer of $5,000 per year.
During the financial year ended December 31, 2006, an aggregate of $894,762 was paid in cash to the non-executive directors and the Company granted an aggregate of 31,500 Restricted Share Rights to the non-executive directors. The following table provides details regarding compensation paid to the Company’s directors during the financial year ended December 31, 2006 (the current directors are marked with an asterisk).

				Aggregate	Aggregate	Total
	Board	Committee		Board	Committee	Fees
	Annual	Chair	Chairman	Attendance	Attendance	Paid in	Restricted Share
	Retainer	Retainer	Retainer	Fee	Fee	Cash	Rights	Total Fees
Name	($)	($)	($)	($)	($)	($)	($)	($)
David R. Beatty	30,625	5,000	—	19,500 (based on 13 Board meetings attended)	7,500 (based on 5 committee meetings attended)	62,625	108,325 (3)	170,950

* John P. Bell	35,000	—	—	24,000 (based on 16 Board meetings attended)	16,500 (based on 11 committee meetings attended)	75,500	108,325 (3)	183,825

				Aggregate	Aggregate	Total
	Board	Committee		Board	Committee	Fees
	Annual	Chair	Chairman	Attendance	Attendance	Paid in	Restricted Share
	Retainer	Retainer	Retainer	Fee	Fee	Cash	Rights	Total Fees
Name	($)	($)	($)	($)	($)	($)	($)	($)
* Lawrence I. Bell	35,000	10,625	—	24,000 (based on 16 Board meetings attended)	24,000 (based on 16 committee meetings attended)	93,625	108,325 (3)	201,950

* Beverley Briscoe	24,792	5,000	—	18,000 (based on 12 Board meetings attended)	7,500 (based on 5 committee meetings attended)	53,792	108,325 (3)	163,617

* Peter Dey	18,958	—	—	15,000 (based on 10 Board meetings attended)	3,000 (based on 2 committee meetings attended)	36,958	108,325 (3)	145,283

* Douglas M. Holtby	—	4,375	200,000 (1)	25,500 (based on 17 Board meetings attended)	7,500 (based on 5 committee meetings attended)	237,375	108,325 (3)	345,700

Brian W. Jones	15,000	—	—	4,500 (based on 3 Board meetings attended)	3,000 (based on 2 committee meetings attended)	22,500	Nil	22,500

Antonio Madero	30,625	—	—	15,000 (based on 10 Board meetings attended)	4,500 (based on 3 committee meetings attended)	50,125	108,325 (3)	158,450

* C. Kevin McArthur	—	—	—	—	—	—	—	—

Donald R. M. Quick	30,625	—	—	22,500 (based on 15 Board meetings attended)	15,000 (based on 10 committee meetings attended)	68,125	108,325 (3)	176,450

* P. Randy Reifel	4,375	—	—	1,500 (based on 1 Board meeting attended)	Nil (based on 0 committee meetings attended)	5,875	Nil	5,875

* A. Dan Rovig	4,375	625	—	1,500 (based on 1 Board meeting attended)	1,500 (based on 1 committee meeting attended)	8,000	Nil	8,000

Michael L. Stein	30,625	5,000	—	18,000 (based on 12 Board meetings attended)	10,500 (based on 7 committee meetings attended)	64,125	108,325 (3)	172,450

* Ian W. Telfer	—	—	$107,262 (2)	—	—	107,262	—	107,262

* Kenneth F. Williamson	4,375	—	—	1,500 (based on 1 Board meeting attended)	1,500 (based on 1 committee meeting attended)	7,375	Nil	7,375

(1)	Mr. Holtby resigned as Chairman of the Board on November 15, 2006 and was appointed as Vice Chairman of the Board and Lead Director on November 15, 2006. Despite this change in position, Mr. Holtby received the $200,000 annual retainer for the financial year ended December 31, 2006.

(2)	Mr. Telfer was appointed as Chairman of the Board on November 15, 2006. This amount represents the pro rata amount of Mr. Telfer’s salary paid to him from November 15, 2006 to December 31, 2006.

(3)	Each of David Beatty, John Bell, Lawrence Bell, Beverley Briscoe, Peter Dey, Douglas Holtby, Antonio Madero, Donald Quick and Michael Stein were granted 3,500 Restricted Share Rights on June 28, 2006 at a deemed price of C$30.95 per share with restricted periods expiring as to 1,167 on June 28, 2006, 1,167 on June 28, 2007 and 1,166 on June 28, 2008. In connection with their resignations from the Board on November 15, 2006, the Board approved an acceleration of the expiry dates of the restricted periods attached to the Restricted Share Rights held by each of Messrs. Beatty, Madero, Stein and Quick which expired on March 9, 2007, 48 hours following expiry of the year end blackout period.
Other Arrangements
None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2006 pursuant to any other arrangement or in lieu of any standard compensation arrangement.
Compensation for Services
None of the directors of the Company were compensated for services as consultants or experts during the financial year ended December 31, 2006.
Directors’ and Officers’ Liability Insurance
The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2006:
(a)	the total amount of insurance was $100,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;
(b)	the annual premium was $1,606,770. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and

(ii)	with respect to reimbursement of the Company there is a deductible per claim of $500,000.
Composition of the Compensation Committee
The Compensation Committee is composed of four directors of the Company who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2006, the members of the Compensation Committee were A. Dan Rovig (Chair), John P. Bell, Peter Dey and Kenneth F. Williamson. From January 1, 2006 to November 14, 2006, the Compensation Committee was composed of the following four directors of the Company who were neither officers nor employees of the Company or any of its subsidiaries: Michael L. Stein (Chair), John P. Bell, Antonio Madero and Donald R. M. Quick.
Report on Executive Compensation
Overall Compensation Philosophy
The following principles guide the Company’s overall compensation philosophy:
(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.
Compensation Committee Mandate
The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management (collectively, “Executive Management”). The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance the sustainable profitability and growth of the Company.
The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.
The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. In November and December 2006, the Compensation Committee received a presentation from Mercer Human Resource Consulting (“Mercer”) regarding the current executive compensation environment, practices in today’s market and investor expectations. Following consideration of the matters presented, discussions with management of the Company and receiving recommendations from management for 2006 bonuses and 2007 salaries for Executive Management and employees of the Company, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.
The Compensation Committee’s mandate with Mercer was established in 2005. During 2006, Mercer attended portions of some Compensation Committee meetings, as requested by the Chairman of the Compensation Committee. The Compensation Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work. All services provided by Mercer to the Company, beyond Mercer’s role as advisor to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees. The Compensation Committee will not approve any such work that, in its view, could compromise Mercer’s independence as advisor to the Compensation Committee. In this regard, some work currently done by Mercer for management will in future be included as part of the Compensation Committee’s mandate. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Mercer for all work done for the Compensation Committee and any other work the Compensation Committee has approved.
During the financial year ended December 31, 2006, Mercer’s fees as the Compensation Committee’s advisor totaled approximately C$91,000. The Company also paid Mercer approximately C$36,000 during 2006 for services rendered in connection with the Company’s employee benefit programs, including reviewing the Company’s existing benefit programs for its Vancouver head office and Red Lake Mine employees, facilitating development of the Company’s benefits philosophy and assisting with consolidating the Company’s benefits programs.
Base Salary
In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:
(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.
Bonus Payments
Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.
In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver, copper and industrial minerals produced by the Company. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, significant weight is given to market comparable information and the advice of the Company’s external compensation advisor.
During the financial year ended December 31, 2006, bonuses were awarded to the following executive officers of the Company: C. Kevin McArthur, President and Chief Executive Officer, in the amount of $700,000, Ian W. Telfer, former President and Chief Executive Officer, in the amount of C$1,350,000; Lindsay A. Hall, Chief Financial Officer and Executive Vice President, in the amount of C$250,000; Eduardo Luna, Executive Vice President, in the amount of $150,000; Steve Reid, Chief Operating Officer, in the amount of C$200,000; and Julio Carvalho, Executive Vice President, Central and South America, in the amount of $150,000.
Long-Term Incentives
It is the compensation philosophy of the Company to provide a market based blend of base salaries, bonuses and an equity incentive component in the form of options. Base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options. The Company believes that the option component serves to further align the interests of management with the interests of the Company’s shareholders.
During the financial year ended December 31, 2006, the Board, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Company as follows:

Name of Officer	Title of Officer	Number of Options
Ian W. Telfer	Former President and Chief Executive Officer	300,000
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	200,000
Steve Reid	Chief Operating Officer	250,000
Julio Carvalho	Executive Vice President, Central and South America	200,000

		950,000

In addition, Mr. Hall was granted 30,000 Restricted Share Rights pursuant to the Restricted Share Plan, the restricted periods of such rights expiring as to 7,500 on March 13, 2007, as to 7,500 on March 13, 2008 and as to 15,000 on March 13, 2009.
Chief Executive Officer Compensation
The Compensation Committee:
(a)	periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)	reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)	leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)	based on the results of the Chief Executive Officer’s evaluation, recommends Chief Executive Officer compensation to the Board for approval; and

(e)	reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.
The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from an independent compensation consulting firm and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.
During the financial year ended December 31, 2006, Mr. Telfer’s base salary was C$1,000,000 and he was granted a cash bonus of C$1,350,000 in recognition of his contribution to the development of the Company. During the financial year ended December 31, 2006, Mr. Telfer was also granted options to purchase 300,000 Common Shares under the Stock Option Plan (see “Option Grants During the Financial Year Ended December 31, 2006” table above for further details).
On November 15, 2006, Mr. McArthur was appointed President and Chief Executive Officer at a base salary of C$1,000,000. Mr. McArthur was granted a cash bonus of $700,000 for the financial year ended December 31, 2006 and has not yet been granted any options under the Stock Option Plan, however, he will be eligible for such grants in the future.
The foregoing report has been submitted by the Compensation Committee:
A. Dan Rovig (Chair)
John P. Bell
Peter Dey
Kenneth F. Williamson

Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2001 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index – Gold for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2001	2002	2003	2004	2005	2006

Goldcorp Inc.	100.00	217.09	227.32	201.66	292.84	377.25
S&P/TSX Composite Index	100.00	87.56	110.96	127.03	157.68	184.89
S&P/TSX Composite Index – Gold	100.00	125.9	146.82	135.26	164.05	210.02

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2006.
Equity Compensation Plan Information

	Number of securities to		Number of securities
	be issued upon exercise	Weighted-average price	remaining available for future
	of outstanding options,	of outstanding options,	issuance under equity
Plan Category	warrants and rights (1)	warrants and rights	compensation plans (2)
Equity compensation plans approved by securityholders	7,911,844	C$24.60	4,368,250
Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	7,911,844	C$24.60	4,368,250

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 12,500,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 500,000.
Stock Option Plan
The Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005. A copy of the Stock Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.
The Stock Option Plan is designed to advance the interests of the Company by encouraging employees, officers and consultants to have equity participation in the Company through the acquisition of Common Shares. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan is 12,500,000, representing approximately 1.7% of the issued and outstanding Common Shares (on a fully-diluted basis). As of February 28, 2007, options to purchase an aggregate of 7,881,685 Common Shares (net of cancelled options), representing approximately 1.1% of the issued and outstanding Common Shares (on a fully-diluted basis), are outstanding under the Stock Option Plan and 693,398 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of February 28, 2007, this leaves options to purchase an aggregate of 3,924,917 Common Shares, representing approximately 0.5% of the issued and outstanding Common Shares (on a fully-diluted basis), available for issuance under the Stock Option Plan. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.
Under the Stock Option Plan, stock options may be granted to employees, officers and consultants of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The exercise price per share is not to be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The exercise period for each stock option is not to be more than ten years. Options may be granted subject to vesting requirements. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.
Options are not assignable, except with the permission of the Company, and terminate: (i) within 30 days following the termination of an optionee’s employment, with or without cause, or the retirement of an optionee from the Company; and (ii) within a period of time up to 12 months following the death of an optionee, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an optionee’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit participants to exercise their options within the original term.
Under the Stock Option Plan, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Stock Option Plan to (a) change the maximum number of Common Shares issuable under the Stock Option Plan, (b) change the definition of eligible participants which would have the potential of broadening insider participation, (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants, (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve, (e) add a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, and (f) discontinue the Stock Option Plan. Subject to receipt of requisite regulatory approval, the Board may make all other amendments to the Stock Option Plan without obtaining shareholder approval, including (a) amendments of a “housekeeping” nature, (b) amendments to the vesting provisions of a security or the Stock Option Plan, (c) amendments to the termination provisions of a security or the Stock Option Plan which does not entail an extension beyond the original expiry date, and (d) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.
At the Meeting, shareholders will be asked to consider approving an amendment to the Stock Option Plan to allow the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout. See “Amendment to the 2005 Stock Option Plan — Option Terms During Blackouts” for further details.
Restricted Share Plan
The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.
The Restricted Share Plan provides that Restricted Share Rights may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 Restricted Share Rights per director each year. An aggregate of 500,000 Common Shares have been reserved for issuance under the Restricted Share Plan, representing less than one percent of the issued and outstanding Common Shares. Restricted Share Rights entitling holders to an aggregate of 37,663 Common Shares, representing less than one percent of the issued and outstanding Common Shares, are currently outstanding under the Restricted Share Plan and 53,004 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 409,333 Common Shares, representing less than one percent of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right is exercisable into one Common Share at the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”).
Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.
In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.
If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period.
In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period.
Corporate Governance Practices
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.
The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.
Board of Directors
Independence of the Board
Eight out of the ten members of the Board are independent within the meaning of the Governance Guidelines and hold regularly scheduled meetings. Each of John P. Bell, Lawrence I. Bell, Beverley Briscoe, Peter Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson are independent. C. Kevin McArthur and Ian W. Telfer are not independent as they are officers of the Company.
To facilitate the functioning of the Board independently of management, the following structures and processes are in place:
•	a non-executive Vice Chairman and Lead Director has been elected;

•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company and the Chairman of the Board;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.
Chairman
The Chairman of the Board (Mr. Telfer) is not an independent director. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board. The Chairman of the Board also maintains communications with the Company’s Assistant Corporate Secretary.
Independent Vice Chairman and Lead Director
The Vice Chairman of the Board and Lead Director (Mr. Holtby) is an independent director appointed by the full Board. The Vice Chairman of the Board and Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. The Vice Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.
The Vice Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing director criteria and potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company and ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and report the results of such meetings to the Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.
Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2006, the Board met 17 times, the Audit Committee met 7 times, the Compensation Committee met 5 times, the Governance and Nominating Committee met 3 times and the Sustainability, Environment, Health and Safety Committee met 6 times. The following table provides details regarding director attendance at Board and committee meetings held during their tenure on the Board and the respective committees during the financial year ended December 31, 2006.

Meetings Attended out of Meetings Held
Sustainability,
Environment,
		Audit	Compensation	Governance and	Health and Safety
Director	Board	Committee	Committee	Nominating Committee	Committee
David R. Beatty (1)(2)	13 out of 16	2 out of 5	n/a	3 out of 3	n/a

John P. Bell	16 out of 17	n/a	5 out of 5	n/a	6 out of 6

Lawrence I. Bell	16 out of 17	7 out of 7	n/a	3 out of 3	6 out of 6

Beverley Briscoe (3)	12 out of 12	5 out of 5	n/a	0 out of 0	n/a

Peter Dey (4)	10 out of 10	n/a	1 out of 1	1 out of 1	n/a

Douglas M. Holtby (5)	17 out of 17	2 out of 2	n/a	3 out of 3	n/a

Brian W. Jones (6)	3 out of 5	2 out of 2	n/a	n/a	n/a

Antonio Madero (1)(7)	10 out of 16	n/a	3 out of 4	n/a	1 out of 1

C. Kevin McArthur (8)(11)	1 out of 1	n/a	n/a	n/a	n/a

Donald R. M. Quick (1)	15 out of 16	n/a	4 out of 4	n/a	6 out of 6

P. Randy Reifel (8)(9)	1 out of 1	n/a	n/a	n/a	0 out of 0

A. Dan Rovig (8)(10)	1 out of 1	0 out of 0	1 out of 1	n/a	n/a

Michael L. Stein (1)	12 out of 16	n/a	4 out of 4	3 out of 3	n/a

Ian W. Telfer (11)	16 out of 17	n/a	n/a	n/a	n/a

Kenneth F. Williamson (8)(10)	1 out of 1	0 out of 0	1 out of 1	n/a	n/a

(1)	Each of Messrs. Beatty, Madero, Quick and Stein resigned from the Board on November 15, 2006.

(2)	Mr. Beatty was appointed to the Audit Committee on April 19, 2006.

(3)	Ms. Briscoe was appointed to the Board and the Audit Committee on April 19 , 2006 and appointed to the Governance and Nominating Committee on August 9, 2006.

(4)	Mr. Dey was appointed to the Board on June 16, 2006, appointed to the Compensation Committee on August 10, 2006 and he was invited to attend one Governance and Nominating Committee meeting prior to his appointment to this committee on November 15, 2006.
(5)	Mr. Holtby resigned from the Audit Committee on April 19, 2006, but was invited to attend two meetings of the Audit Committee subsequent to his resignation.
(6)	Mr. Jones resigned from the Board on April 19, 2006.
(7)	Mr. Madero resigned from the Sustainability, Environment, Health and Safety Committee on April 19, 2006.
(8)	Each of Messrs. McArthur, Reifel, Rovig and Williamson were appointed to the Board on November 15, 2006.
(9)	Mr. Reifel was appointed to the Sustainability, Environment, Health and Safety Committee on November 15, 2006.
(10)	Messrs. Rovig and Williamson were appointed to the Audit Committee and the Compensation Committee on November 15, 2006.
(11)	Messrs. McArthur and Telfer are not members of any committee of the Board.
Commencing in April 2006, the Audit Committee holds internal control sub-committee (“SOX Sub-Committee”) meetings with the Company’s Chief Financial Officer, the Company’s Director, Risk and Deloitte & Touche LLP, the Company’s auditors, to deal with Sarbanes-Oxley compliance matters. During the financial year ended December 31, 2006, the SOX Sub-Committee met 7 times. The following table provides details regarding Audit Committee member attendance at such meetings held during their respective tenure on the Audit Committee, for which directors were not paid.

SOX Sub-Committee
David R. Beatty (1)	2 out of 5
Lawrence I. Bell	7 out of 7
Beverley Briscoe (2)	6 out of 6
Douglas M. Holtby (3)	1 out of 1
A. Dan Rovig (4)	1 out of 1
Kenneth F. Williamson (4)	1 out of 1

(1)	Mr. Beatty was appointed to the Audit Committee on April 19, 2006 and resigned from the Board on November 15, 2006.

(2)	Ms. Briscoe was appointed to the Audit Committee on April 19, 2006.

(3)	Mr. Holtby resigned from the Audit Committee on April 19, 2006, however, he attended three SOX Sub-Committee meetings subsequent to his resignation.

(4)	Each of Messrs. Rovig and Williamson were appointed to the Board and the Audit Committee on November 15, 2006.
Independent Directors’ Meetings
The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting. During the financial year ended December 31, 2006, the independent directors held four meetings without C. Kevin McArthur, Ian W. Telfer or other members of management in attendance.

Other Public Company Directorships/Committee Appointments
The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than Messrs. Holtby and Telfer who both serve on the board of UrAsia Energy Ltd., Messrs. Telfer and Williamson who both serve on the board of BioteQ Environmental Technologies Inc. and Messrs. Larry Bell and Holtby who both serve on the board of Silver Wheaton Corp. (“Silver Wheaton”), no director of the Company serves on the board of any other public company with any other director of the Company.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
John P. Bell	Taiga Building Products Ltd. (since 2003)	Audit Committee Compensation Committee Corporate Governance Committee

Lawrence I. Bell	Hardwoods Distribution Income Fund (since 2004)	Audit Committee Governance Committee

	International Forest Products Limited (since 1998)	Audit Committee Corporate Governance Committee Management Resources and Compensation Committee

	Kimber Resources Inc. (since 2006)	Chairman of the Board (ex-officio member of all committees)

	Miramar Mining Corporation (since 2003)	Audit and Risk Management Committee Corporate Governance and Nominating Committee

	Silver Wheaton Corp. (since 2006)	Audit Committee

Beverley Briscoe	Ritchie Bros. Auctioneers Incorporated (since 2004)	Audit Committee Nominating and Corporate Governance Committee

	Spectra Energy Income Fund (since 2005)	Audit Committee Corporate Governance and Compensation Committee

Peter Dey	Addax Petroleum Corporation (since 2005)	Chairman of the Board Audit Committee Corporate Governance, Nominating and Compensation Committee

	Workbrain Corporation (since 2003)	Human Resources and Compensation Committee Corporate Governance Committee

Douglas M. Holtby	Silver Wheaton Corp. (since 2006)	Compensation Committee

	UrAsia Energy Ltd. (since 2005)	Audit Committee

P. Randy Reifel	Chesapeake Gold Corp. (since 2002)	Audit Committee

Ian W. Telfer	BioteQ Environmental Technologies Inc. (since 2002)	Audit Committee Corporate Governance Committee

	UrAsia Energy Ltd. (since 2005)	Compensation Committee Corporate Governance and Nominating Committee

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
Kenneth F. Williamson	BioteQ Environmental Technologies Inc. (since 2001)	Audit Committee Compensation Committee Corporate Governance Committee

	Quadra Mining Ltd. (since 2004)	Audit Committee Compensation Committee Corporate Governance and Nominating Committee

	sxr Uranium One Inc. (since 2005)	Audit Committee Compensation Committee
The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee.
Director Investment Requirements
The Board has implemented a policy which requires each director of the Company to hold a minimum of 10,000 Common Shares. This requirement is to be attained within three years of the implementation of such policy or becoming a director of the Company, whichever is later, and must be maintained throughout their tenure as a director. As of the date hereof, seven out of the ten directors have attained these director investment requirements. See “Election of Directors” below for details regarding security holdings of the Company’s directors.
Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
•	the strategic planning process of the Company;

•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties; and

•	the integrity of the Company’s internal control and management information systems.
The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.
The Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the holders of all other management positions in the Company.
A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions
Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice Chairman of the Board, the Chairman of each of the committees of the Board and the Chief Executive Officer of the Company.
Orientation and Continuing Education
The Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.
The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the financial year ended December 31, 2006.

Date and Place	Description of Event	Attendees
July 14-28, 2006 Éléonore project (Québec) and Musselwhite, Porcupine and Red Lake/Campbell mines (Ontario)	Visit to Éléonore project, Musselwhite, Porcupine and Red Lake/Campbell mines provided by the Company	John P. Bell Lawrence I. Bell Beverley Briscoe Donald R. M. Quick

September 2006 Seattle, Washington	Innovation and Creativity Conference	Beverley Briscoe

September 18-23, 2006 Alumbrera mine (Argentina) Amapari mine (Brazil) La Coipa mine (Chile)	Visit to Alumbrera, Amapari and La Coipa mines provided by the Company	John P. Bell Lawrence I. Bell Donald R. M. Quick

October 2006 San Dimas mine, Mexico	Visit to San Dimas mine provided by the Company	Lawrence I. Bell Beverley Briscoe Douglas M. Holtby

October 2-6, 2006 Acapulco, Mexico	Sustainability, Environment, Health and Safety conference hosted by the Company	John P. Bell Donald R. M. Quick

December 4-8, 2006 Reno, Nevada	Northwest Mining Association Annual Convention	A. Dan Rovig

Date and Place	Description of Event	Attendees
2006	Institute of Corporate Directors – Various seminars	John P. Bell Beverley Briscoe Douglas M. Holtby

2006	Institute of Corporate Directors – Corporate Governance Directors Education Program	Douglas M. Holtby

2006 Reno, Nevada	Society for Mining, Metallurgy and Exploration and the Geological Society of Nevada – Various seminars	A. Dan Rovig

2006	Attended various mining conferences	Kenneth F. Williamson
Code of Business Conduct and Ethics
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Financial Officer (for the purpose of the Code, the Company’s Chief Financial Officer acts as the Director, Risk) or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.goldcorp.com.
The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Director, Risk regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
Whistleblower Policy
The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.
Nomination of Directors
The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.
The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” in this management information circular.
Compensation
The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.
The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.
Advisors to the Committee
During the financial year ended December 31, 2006, the Compensation Committee retained Mercer to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers and to provide advice to the Compensation Committee on policy recommendations prepared by management. See “Report on Executive Compensation – Compensation Committee Mandate” above for further details regarding the engagement of Mercer by the Compensation Committee and by the Company.
Committees of the Board
The Board has the following four standing committees:
•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.
All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:
Audit Committee – Beverley Briscoe (Chair), Lawrence Bell, A. Dan Rovig and Kenneth F. Williamson

Compensation Committee – A. Dan Rovig (Chair), John Bell, Peter Dey and Kenneth F. Williamson
Governance and Nominating Committee – Douglas Holtby (Chair), Lawrence Bell, Beverley Briscoe, Peter Dey and A. Dan Rovig
Sustainability, Environment, Health and Safety Committee – Lawrence Bell (Chair), John Bell and P. Randy Reifel
Audit Committee
The purposes of the Audit Committee are to assist the Board’s oversight of:
•	the integrity of the Company’s financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	the qualifications and independence of the Company’s independent auditors; and

•	the performance of the independent auditors and the Company’s internal audit function.
Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 27, 2007 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.
Compensation Committee
The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:
•	the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);
•	the Company’s Chief Executive Officer; and

•	members of senior management of the Company.
Governance and Nominating Committee
The purposes of the Governance and Nominating Committee are to:
•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and
•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.
This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

Sustainability, Environment, Health and Safety Committee
The purposes of the Sustainability, Environment, Health and Safety Committee are to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety matters.
In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:
•	reviewing the corporate and operational sustainability, environment, health and safety policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

•	oversee that the sustainability, environment, health and safety policies, procedures and practices are in place, operational and supported by sufficient resources;

•	receive and review periodic operational and compliance reports from management in relation to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those reports;

•	review material incidents relating to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those incidents;

•	promote and support improvements to the Company’s sustainability, environment, health and safety performance and record; and

•	review sustainability, environment, health and safety audits.
Board Assessments
The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. During 2006, the Governance and Nominating Committee designed a written questionnaire that was sent to each director. The questionnaire asked directors to rate the Board practices under the following three headings:
1.	Board (and committee) skills, culture and operations as they perceive them today;

2.	The Board effectiveness today in:
•	helping to set the Company’s strategic direction,

•	ensuring custody of financial reporting and disclosure, and

•	evaluating and compensating senior executives; and
3.	The Board’s accomplishments during the current year and its goals for the coming year.
Under each section the directors were encouraged to add their comments.
The questionnaires were compiled by an independent advisor, circulated to all members of the Governance and Nominating Committee and discussed in detail amongst the members of the Governance and Nominating Committee.
Concurrently with the written survey, the Chairman of the Board held formal discussions with each director about the operations of the Board and the performance of each director.

The overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. A number of improvements have been implemented as a result of these Board assessments, including an expansion of the Board’s skill sets in financial expertise and a continuous review of the quality of Board briefings.
Indebtedness of Directors and Executive Officers
None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2006, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
No (a) director or executive officer of the Company who has held such position at any time since January 1, 2006; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Interest of Informed Persons in Material Transactions
Other than as described below, since January 1, 2006, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
On February 19, 2007, the Company announced that it has signed a letter of intent to sell its Peak gold mine (the “Peak Mine”) in Australia and its Amapari gold mine in Brazil to GPJ Ventures Ltd. (“GPJ”), a TSX Venture Exchange-listed company, which will change its name to Peak Gold Ltd. (“Peak Gold”) in connection with the transaction. Under the terms of the agreement, the Company will receive from Peak Gold $200 million in cash and $100 million payable through the issuance of Peak Gold common shares. Upon completion of the sale, the Company will own approximately 22% of Peak Gold. In connection with the transaction, Julio Carvalho, the Company’s Executive Vice President, Central and South America, will become President and Chief Executive Officer of Peak Gold, Jim Simpson, General Manager of the Peak Mine, will become the Chief Operating Officer of Peak Gold and the initial Peak Gold board of directors will be comprised of Julio Carvalho, Frank Giustra, Gordon Keep and Ian Telfer, the Company’s Chairman of the Board. Completion of the transaction is subject to a number of conditions, including the execution of definitive agreements, requisite regulatory approvals, completion by GPJ of a C$326.25 million equity financing and approval by disinterested shareholders of GPJ.
Number of Directors
The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors of a company is provided for in its articles, the directors of a company may, if empowered by special resolution of the shareholders of the company, by resolution determine the number of directors within the minimum and maximum and the number of directors to be elected at the annual meeting of the shareholders of the company. Management is of the view that this flexibility is in the best interests of the Company.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form set out below (the “Number of Directors Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, empowering the directors of the Company to determine by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors to be elected at the annual meeting of shareholders of the Company.

The Board and management recommend the adoption of the Number of Directors Resolution. To be effective, the Number of Directors Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Number of Directors Resolution.
The text of the Number of Directors Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	The directors of the Company be and they hereby are authorized and empowered to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company.
2.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Election of Directors
The Company’s Articles of Arrangement provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors. At the Meeting, the ten persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company. Five of the Nominees, John Bell, Lawrence Bell, Beverley Briscoe, Douglas Holtby and Ian Telfer, were elected at the last annual and special meeting of the Company’s shareholders held on April 19, 2006.
Majority Voting for Directors. The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.
The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 26, 2007.

Number of Common
Shares Beneficially
Owned, Directly or
Name,		Date First Became a	Indirectly, or Over
Province/State and		Director of	Which Control or
Country of Residence	Principal Occupation	the Company	Direction is Exercised
Ian W. Telfer British Columbia, Canada	Chairman of the Board of the Company	February 2005	93,750 (5)

Areas of Expertise: Mergers and Acquisitions Finance

Douglas M. Holtby (3) British Columbia, Canada Areas of Expertise: Accounting Consulting and Private Equity	Vice Chairman of the Board and Lead Director of the Company, President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)	February 2005	26,001 (6)

C. Kevin McArthur Nevada, United States	President and Chief Executive Officer of the Company	November 2006	310,540 (7)

Areas of Expertise: Mining and Metallurgy Mergers and Acquisitions

John P. Bell (2)(4) British Columbia, Canada	Independent Director	February 2005	3,501 (8)
Areas of Expertise: Environment, Safety and Sustainability Social, Economic and Foreign Policy

Lawrence I. Bell (1)(3)(4) British Columbia, Canada Areas of Expertise: Accounting Energy	Non-Executive Chairman of British Columbia Hydro and Power Authority	February 2005	13,501 (9)
Beverley Briscoe(1)(3) British Columbia, Canada	President of Briscoe Management Limited	April 2006	1,674 (10)

Areas of Expertise: Accounting Finance

Number of Common
Shares Beneficially
Owned, Directly or
Name,		Date First Became a	Indirectly, or Over
Province/State and		Director of	Which Control or
Country of Residence	Principal Occupation	the Company	Direction is Exercised
Peter Dey (2)(3) Ontario, Canada	Chairman of Paradigm Capital Inc.	June 2006	2,667 (11)

Areas of Expertise: Financing Governance Legal

P. Randy Reifel (4) British Columbia, Canada	President of Chesapeake Gold Corp.	November 2006	3,991,063 (12)
Areas of Expertise: Mineral Exploration Mergers and Acquisitions

A. Dan Rovig (1)(2)(3) Nevada, United States	Independent Consultant	November 2006	55,770 (13)

Areas of Expertise: Mining, Metallurgy and Exploration Governance

Kenneth F. Williamson (1)(2) Ontario, Canada	Independent Consultant	November 2006	15,210 (14)

Areas of Expertise: Financing Mergers and Acquisitions

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Governance and Nominating Committee.

(4)	Member of the Sustainability, Environment, Health and Safety Committee.

(5)	Mr. Telfer also owns options to purchase 2,325,000 Common Shares.

(6)	Mr. Holtby also owns options to purchase 87,500 Common Shares, warrants to purchase 4,000 Common Shares and 3,499 Restricted Share Rights.

(7)	Mr. McArthur also owns options to purchase 574,600 Common Shares.

(8)	Mr. John Bell also owns options to purchase 52,500 Common Shares and 3,499 Restricted Share Rights.

(9)	Mr. Lawrence Bell also owns options to purchase 62,500 Common Shares and 3,499 Restricted Share Rights.

(10)	Ms. Briscoe also owns 2,333 Restricted Share Rights.

(11)	Mr. Dey also owns 2,333 Restricted Share Rights.

(12)	Mr. Reifel also owns options to purchase 295,750 Common Shares.

(13)	Mr. Rovig also owns options to purchase 194,350 Common Shares.

(14)	Mr. Williamson also owns options to purchase 126,750 Common Shares.
The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.
     Ian W. Telfer – Chairman of the Board and Director. Mr. Telfer is currently the Chairman of the Board. He was Chief Executive Officer and President of Goldcorp from February/March 2005 to November 15, 2006, and Chairman and Chief Executive Officer of Wheaton prior to such time since September 2001. Mr. Telfer has over 25 years experience in the precious metals business. He has served as a director and/or officer of a number of mining companies, including TVX Gold Inc. and Lihir Gold.

     Douglas M. Holtby – Vice Chairman of the Board and Lead Director. Mr. Holtby is a Chartered Accountant. He is currently the Vice Chairman of the Board and Lead Director of the Company, President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital, and a director of Silver Wheaton. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited.
     C. Kevin McArthur – President, Chief Executive Officer and Director. Mr. McArthur was appointed President, Chief Executive Officer and a director of the Company on November 15, 2006. Prior thereto, he was President and Chief Executive Officer of Glamis since January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held a variety of operating and engineering positions with BP Minerals and Homestake Mining Company. He is a graduate of the Department of Mining Engineering at the Mackay School of Mines, the University of Nevada.
     John P. Bell – Director. Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Taiga Building Products Ltd.
     Lawrence I. Bell – Director. Mr. Lawrence Bell is the non-executive Chairman of British Columbia Hydro and Power Authority. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Silver Wheaton and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.
     Beverley Briscoe – Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004 and is the Chair of the Industry Training Authority for BC. From 1997 to 2004, Ms. Briscoe was President, and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Spectra Energy Income Fund and Ritchie Bros. Auctioneers Inc. She is a Chartered Accountant and received her Bachelor of Commerce from the University of British Columbia.
     Peter Dey – Director. Mr. Dey is a well known senior corporate executive and an experienced corporate Director. He is currently Chairman of Paradigm Capital Inc., an independent investment dealer, and Chairman of Addax Petroleum Corporation. He is also a Director of Workbrain Corporation, Soulpepper Theatre Company and Alpine Canada. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Vice Chairman of the OECD Task Force on Board Room Practices, and as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University, and a Bachelor of Science degree from Queen’s University.
     P. Randy Reifel – Director. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold

Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Currently, he is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science in Business Administration.
     A. Dan Rovig – Director. Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig was a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.Sc. in Mining Engineering and an M.Sc. in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of Society for Mining, Metallurgy and Exploration and the Geological Society of Nevada.
     Kenneth F. Williamson – Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario.
Cease Trade Orders or Bankruptcies
No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; and (b) Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.
Appointment of Auditors
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on March 17, 2005.
Amendment to the 2005 Stock Option Plan – Option Terms During Blackouts
In June 2006, the TSX published a Staff Notice in relation to security based compensation arrangements such as the Stock Option Plan and the extension of option expiry dates which fall within or soon after a self imposed blackout period. The nature of the Company’s business gives rise to a number of periods each year during which directors, officers and employees are prohibited from trading in securities of the Company, referred to as blackout periods. If an option expiry date falls within a blackout period, an optionee would be required to exercise that option to avoid its expiry, but under applicable securities laws would be prohibited from trading in those securities until the blackout period ends. The TSX Staff Notice introduced the ability for the Stock Option Plan to provide that should an option expiry date fall within or soon after a blackout period, the expiry date will become a date a reasonable amount of time following the end of a blackout period.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Stock Option Plan Amendment Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving an amendment to subsection 2.2(a) of the Stock Option Plan designed to reflect the new regulatory developments to allow the extension of expiry dates of options granted thereunder in the event that they occur during or soon after a self imposed blackout period on trading securities of the Company. Such amendment is reflected in the following blackline of subsection 2.2(a) of the Stock Option Plan:
1	“(a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require. In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Corporation, such expiry date will become the tenth day following the end of the blackout period.”
All other provisions of the Stock Option Plan will remain in full force and effect. The Board has approved the amendment to the Stock Option Plan, subject to shareholder and stock exchange approvals.
The Board and management recommend the adoption of the Stock Option Amendment Resolution. To be effective, the Stock Option Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Stock Option Amendment Resolution.
The text of the Stock Option Amendment Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	The Company’s 2005 stock option plan be and same is hereby amended to allow the extension of option expiry dates in the event that they occur during a self imposed blackout period on trading securities of the Company, subsection 2.2(a) being amended as follows:
1	“(a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require. In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Corporation, such expiry date will become the tenth day following the end of the blackout period.”
2.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Additional Information
Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006 which accompany this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Manager, Corporate Communications of the Company by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents.

Directors’ Approval
     The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ian Telfer

Ian Telfer
Chairman of the Board
Vancouver, British Columbia
March 26, 2007

SCHEDULE “A”
GOLDCORP INC.
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS
I.	INTRODUCTION
A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

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vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.
B.	Human Resources

The Board has the responsibility to:
i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:
a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.
x)	approve certain matters relating to all employees, including:
a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and
xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:
i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.
D.	Financial and Corporate Issues

The Board has the responsibility to:
i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.
E.	Business and Risk Management

The Board has the responsibility to:
i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

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ii)	approve any plans to hedge gold sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
F.	Policies and Procedures

The Board has the responsibility to:
i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:
a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.
iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental, Health and Safety Policy and regularly review the Company’s Environmental, Health and Safety Reports.
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:
i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

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vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:
a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.
ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and Bylaws, matters requiring shareholder approval, and setting agendas for shareholder meetings.
B.	Ontario law identifies the following as legal requirements for the Board:
i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:
a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	disclose information vital to the business of the Company in the possession of a director;
ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF GOLDCORP INC.
FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 2, 2007
The undersigned shareholder(s) of GOLDCORP INC. (the “Company”) hereby appoint(s) Ian W. Telfer, Chairman of the Board of the Company, or in lieu of the foregoing, C. Kevin McArthur, President and Chief Executive Officer of the Company, or in lieu of the foregoing,                                                                                                       , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held at the Hyatt Regency Hotel, Rooms C and D, 655 Burrard Street, Vancouver, British Columbia, V6C 2R7, on Wednesday, May 2, 2007 at 2:00 p.m. (Pacific time) and at any adjournments thereof.
The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:
(a)	VOTED FOR ( ) AGAINST ( ) a special resolution authorizing and empowering the directors to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company, as more particularly described in the accompanying management information circular;

(b)	Election of directors:

		For	Withhold			For	Withhold
1	Ian W. Telfer	☐	☐	6	Beverley Briscoe	☐	☐
2	Douglas M. Holtby	☐	☐	7	Peter Dey	☐	☐
3	C. Kevin McArthur	☐	☐	8	P. Randy Reifel	☐	☐
4	John P. Bell	☐	☐	9	A. Dan Rovig	☐	☐
5	Lawrence I. Bell	☐	☐	10	Kenneth F. Williamson	☐	☐
(c)	VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors and authorizing the directors to fix their remuneration; and

(d)	VOTED FOR ( ) AGAINST ( ) a resolution approving an amendment to the Company’s 2005 stock option plan, as more particularly described in the accompanying management information circular; and

(e)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;
hereby revoking any proxy previously given.
If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.
DATED this                    day of                    , 2007.

Signature of Shareholder

Name of Shareholder (Please Print)

Quarterly Reports Request - Goldcorp Inc.’s Interim Financial Statements and related MD&A are available at www.goldcorp.com, but if you want to receive (or continue to receive) Interim Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Financial Statements and related MD&A will not be sent to you in 2007.
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Annual Report Waiver - Mark this box if you do NOT want to receive the 2007 Annual Financial Statements and MD&A (the “Annual Report”) by mail. If you do not mark this box, the Annual Report will continue to be sent to you.
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PLEASE SEE NOTES ON REVERSE

Notes:
1.	This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.
2.	A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.
3.	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (a) and (d). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.	Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

CIBC Mellon Trust Company Attention: Proxy Department PO Box 721 Agincourt, Ontario M5A 4K9

Fax No.: (416) 368-2502

GOLDCORP INC.
(the “Corporation”)
2007 NI 51-102 Request Form
TO BENEFICIAL OWNERS OF SECURITIES
National Instrument 51-102 requires that the Corporation send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation’s financial statements. If you wish to receive the Corporation’s financial statements or other selective securityholder communications, please complete and return this form.
Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Corporation’s distribution list.

PLEASE RETURN TO:
Goldcorp Inc.
c/o CIBC Mellon Trust Company
PO Box 721
Agincourt, Ontario M5A 4K9
The undersigned securityholder of the Corporation hereby elects to receive:

☐	(A)	Annual financial statements and MD&A of the Corporation, or

☐	(B)	Interim financial statements and MD&A of the Corporation, or

☐	(C)	Both (A) and (B) as described above.

NAME: (Please print)

ADDRESS:

SIGNATURE:		DATE:

I certify that I am a securityholder of the Corporation